UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement

☐ Form C-U: Progress Update

☐ Form C/A: Amendment to Offering Statement

☐ Check box if Amendment is material and investors must reconfirm within five business days.

☑ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

Name of issuer
Revero Inc

Legal status of issuer

Form
Corporation

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
July 11, 2019

Physical address of issuer
3031 Steiner St., Unit 2, San Francisco, CA 94123

Website of issuer
www.revero.com

Current number of employees
6

	Most recent fiscal year-end (2025)	Prior fiscal year-end (2024)
Total Assets	$2,330,997	$2,697,732
Cash & Cash Equivalents	$2,278,956	$2,624,576
Accounts Receivable	$0	$0
Short-term Debt	$136,403	$118,198
Long-term Debt	$8,057,476	$890,992
Revenues/Sales	$1,040,267	$504,503
Cost of Revenue	$822,423	$137,468
Taxes Paid	$6,040	$800
Net Income	($2,124,414)	($250,643)

**April 30, 2026**

**FORM C-AR**

**Revero Inc**

This Form C-AR (including the cover page and all exhibits attached hereto, the "Form CAR") is being furnished by Revero Inc, a Delaware corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.revero.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 30, 2026.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Revero Inc (the "Company") is a Delaware corporation, formed on July 11, 2019.

The Company is located at 3031 Steiner St., Unit 2, San Francisco, CA 94123.

The Company's website is www.revero.com.

The information available on or through our website is not a part of this Form C-AR.

Description of the Business

The Company treats metabolic, autoimmune, and other chronic diseases by addressing the root causes. The Company's virtual first clinic is aiming to integrate nutritional therapy and clinical expertise with machine learning and digital tools to deliver data-driven continuous remote care. The Company was incorporated in Delaware as a corporation on July 11, 2019. The Company was originally incorporated under the name "MeatRX Inc", changed its name to "FoodRX Inc" on June 24, 2021 pursuant to a Certificate of Amendment to the Certificate of Incorporation, and changed its name to Revero Inc on August 10, 2021 pursuant to a Certificate of Amendment to the Certificate of Incorporation.

Our virtual care platform aims to provide AI-based nutritional therapy and continuous in-app medical support. Our virtual-first clinic integrates nutritional therapy and clinical expertise with machine learning and digital tools to deliver data-driven continuous remote care.

The Company conducts business in Delaware and California and sells products and services through the internet throughout the United States.

Business Plan

The Company plans to deploy a Business-to-Consumer (B2C) and Business-to-Business-to-Consumer (B2B2C) go-to market strategy selling to customer segments under the auspice of saving significant sums on medical claims budgets. Target customer segments include: 1) self-insured employers (direct sales); and 2) health insurance companies (via reimbursement programs). The Company differentiates itself through treatment of a wider array of health disorders than competitors, providing data-driven care through biomarker tracking, and a focus on treating the root causes of health issues rather than symptoms.

The Company's Products and/or Services

Product / Service	Description	Current Market
Revero Platform	Platform that delivers safe and sustainable treatments for inflammatory and other chronic diseases using personalized medical nutritional therapy and continuous remote care	Business to consumer. Future plans are to go business to business to add self-insured employers and fully insured health plans

Customer Base

The Company currently maintains a customer base of approximately 350 paying subscribers in the Revero medical platform. Revero's initial coaching platform is now rebranded as carnivore diet and has a customer base of approximately 500 paying subscribers and has provided over 4,500 coaching sessions since it launched. Since the focus of the Company has been on the medical platform, the customer base of the coaching platform has naturally reduced. The Company has 20+ healthcare providers including physicians, nurse practitioners, and health coaches. The Company's customer base includes individuals suffering from chronic diseases, and plans to also partner with self-insured companies, and health insurance providers.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
6188722	MEAT RX ANIMAL BASED NUTRITION	Service Mark	March 11, 2020	November 3, 2020	United States
6899048	REVERO	Service Mark	October 1, 2021	November 15, 2022	United States

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.
A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all.

We may face potential difficulties in obtaining capital.
We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues, as well as the inherent business risks associated with our business and present and future market conditions. We may require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our Development Projects, any of which may materially harm our business, financial condition and results of operations.

We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.
Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected..

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations..

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
We are dependent on our board of directors, executive officers and key employees. These persons may not devote their full time and attention to the matters of the Company. The loss of our board of directors, executive officers and key employees could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.
We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.
Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance,

prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) issuer, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

The Company may engage in transactions with Related Persons.

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the Company's last fiscal year, or any currently proposed transaction, to which the Company was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the Company in reliance on section 4(a)(6), and the counter party is either (i) any director or officer of the Company; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.
We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

We are conducting clinical trials to validate the Revero platform in treating autoimmune diseases. The results of these trials may not be successful or provide sufficient information to proceed with the commercialization of our and services.
We will be using the vast majority of capital we raise on conducting clinical trials to validate the Revero platform intreating autoimmune diseases. Conducting clinical trials entails a myriad of risks. Such risks include, but are not limited to, the inability to conduct the clinical trials in a timely manner, delays which could substantially increase the costs of such trials, insufficient results or data to support our intended goals of the trials, requirements by regulatory authorities to conduct additional trials and reliance on third parties to administer and conduct the trials. The failure to achieve the Company's end points or to publish peer reviewed results could also have a significant adverse effect on the Company. Even if we receive clearance or approval of our product(s), the clearance or approval may be limited to specific indications or limited with respect to its distribution. Further, expanded or additional indications for cleared or approved uses may not be cleared or approved by regulatory authorities, which could limit our potential revenues. Finally, even if we believe that our clinical data are sufficient to support regulatory clearance or approval for our product(s), we may not be able to generate sufficient revenues and our business will be materially adversely affected.

Our AI-models may not be accurate in predicting the optimal nutritional therapy for each person.
The Company's approach integrates nutritional therapy and clinical expertise with machine-learning and digital tools to deliver data driven continuous care. If the Company's AI-based machine learning models are not accurate in predicting the optimal nutritional therapy for each person, the Company's business, financial condition or results of operations may be adversely affected.

The failure of our platform to achieve and maintain market acceptance could result in us achieving sales below our expectations, which would cause our business, financial condition, results of operations, and prospects to be materially and adversely affected.

Our current business strategy is highly dependent on our platform achieving and maintaining market acceptance. Market acceptance and adoption of our platform depend on our achieving and maintaining meaningful member engagement, clinical outcomes, and on educating employers, health plans, health systems, and other customers as to the distinct features, ease-of-use, and other perceived benefits of our platform as compared to competitive solutions and programs. If we are not successful in demonstrating to existing and potential customers the benefits of our platform, or if we are not able to achieve the support of employers, health plans, health systems, and other existing or potential customers for our platform, our sales may decline, or we may fail to increase our sales in line with our forecasts.

Achieving and maintaining market acceptance of our platform could be negatively impacted by many factors, including:

- the failure of our platform to achieve wide acceptance among people living with or at risk for chronic diseases and conditions, employers, health plans, health systems, other existing or potential customers in the treatment community;

- perceived risks associated with the use of our platform or similar solutions or technologies generally, including perceived risks regarding patient confidentiality, data privacy, artificial intelligence ("AI"), and cybersecurity;

- the introduction of competitive solutions or other advancements in healthcare or drugs and the rate of acceptance of those solutions and advancements as compared to our platform; and

- results of clinical and financial studies relating to chronic condition treatments or similar competitive solutions.

In addition, our platform may be perceived by employers, health plans, health systems, and other existing or potential customers or our current or prospective members to be more complicated or less effective than other healthcare approaches. People may be unwilling to change their current health regimens, and existing or potential customers may be unwilling to change their benefits practices.

The market for our platform is rapidly evolving and increasingly competitive, as the healthcare industry in the U.S. is undergoing significant structural change, which makes it difficult to forecast demand for our programs.

The virtual care market is relatively unproven, and rapidly evolving, and it is uncertain whether it will achieve and sustain high levels of demand, customer acceptance, and market adoption. The COVID-19 pandemic increased utilization of virtual-first care services, but long-term demand for virtual care is uncertain. Our future financial performance will depend in part on growth in this market and on our ability to adapt to emerging demands of our customers. It is difficult to predict the future growth rate and size of our target market. The forecasts that we use to anticipate expected growth for our business and revenue rely on assumptions and metrics that are difficult to estimate accurately, including but not limited to anticipated enrollment rates, our number of enrolled members, our ability to secure and retain business from new customers or to secure additional business from additional customers, the anticipated timing of securing that business, member engagement levels in our programs, and member outcomes from our platform, and our assumptions and estimates may not be accurate. In addition, the estimates of market opportunity and forecasts of market growth included in this prospectus may prove to be inaccurate, and even if the market in which we compete achieves the forecasted growth, our business could fail to grow at similar rates, if at all. Negative publicity concerning our platform or our market as a whole could limit market acceptance of our platform. If our existing or potential customers and members do not perceive the benefits of our platform, or if our platform does not drive member enrollment, then our market may not develop at all, or it may develop more slowly than we expect. Our success will depend to a substantial extent on the willingness of existing and potential customers to increase their coverage of and support for our platform and our ability to demonstrate the value of our platform to our existing and potential customers. If these entities do not recognize or acknowledge the benefits of our platform or if we are unable to reduce healthcare costs or drive positive health outcomes, then the market for our platform might not develop at all, or it might develop more slowly than we expect. Similarly, negative publicity or negative customer or member sentiment regarding patient confidentiality, data privacy, AI, and cybersecurity in the context of technology-enabled healthcare or concerns experienced by us or our competitors could limit market acceptance of our platform. We face additional risks related to cybersecurity.

The healthcare industry in the U.S. is undergoing significant structural change and is rapidly evolving. We believe demand for our platform has been driven in large part by rapidly growing costs in the traditional healthcare system, the movement toward patient-centricity and more personalized healthcare, and advances in technology. Widespread acceptance of personalized healthcare is critical to our future growth and success. A reduction in the growth of personalized healthcare could reduce the demand for our platform and result in a lower revenue growth rate or decreased revenue. Additionally, our platform uses innovative pricing models, and the adoption of these models is still relatively new, especially in the healthcare industry. If companies do not shift to these types of models and these models do not achieve widespread adoption, or if there is a reduction in demand for products and services using models such as these, our business, financial condition, results of operations, and prospects could be materially and adversely affected.

Additionally, if healthcare benefits trends shift or entirely new technologies, treatments, or drugs are developed that replace existing offerings, our existing or future platforms could be rendered obsolete, and our business could be adversely affected. In addition, we may experience difficulties with software development, industry standards, design, or marketing that could delay or prevent our development, introduction, or implementation of new or enhanced platforms.

We operate in a very competitive industry, and if we fail to compete successfully against our existing or potential competitors, some of whom may have greater resources than us, our business, financial condition, results of operations, and prospects could be materially and adversely affected.

While our market is in an early stage of development, it is evolving rapidly and becoming increasingly competitive, and we expect it to attract increased competition. We currently face competition from a range of digital and virtual health companies, such as Livongo (via Teladoc Health, Inc.), Onduo LLC, Vida Health, Inc., and Virta Health Corp. In some cases, our competitors also include enterprise companies that are focused on or may enter the healthcare industry generally, including initiatives and partnerships launched by these large companies, and those that offer point solutions for a single chronic condition. These companies, which may offer their solutions at lower prices, are continuing to develop additional products and becoming more sophisticated and effective. In addition, large, well-financed healthcare providers and health plans have in some cases developed their own platforms or tools and may provide these solutions at discounted prices. Competition from specialized software providers or device manufacturers, which may facilitate the collection of data but offer limited interpretation, feedback, or guidance, and other parties will result in continued pricing pressures, which are likely to lead to price declines in certain product areas, which could negatively impact our sales, profitability, and market share. Consumer technology companies may also offer solutions that feature health coaching, health advice, or other health services that may affect the demand for our platform. In addition, healthcare providers may choose not to implement a digital health solution at all and instead may continue to rely on traditional, in-person approaches to healthcare.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

Some of our competitors may have, or new competitors or alliances may emerge that have, greater name and brand recognition, greater market share, a larger customer base, more or larger channel partner relationships, more widely adopted proprietary technologies, greater marketing expertise, larger sales forces, longer operating histories, or significantly greater resources than we do and may be able to offer solutions similar to ours at a more attractive price than we can, or may be acquired by third parties with greater available resources. In addition, our competitors have established, and may in the future establish, cooperative relationships with vendors of complementary products, technologies, or services to increase the availability of their solutions in the marketplace. Our competitors could also be better positioned to serve certain markets, which could create additional price pressure. As a result, our competitors may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards, or requirements from customers and channel partners and may have the ability to initiate or withstand substantial price competition. In light of these factors, even if our platform is more effective than those of our competitors, existing or potential customers may accept competitive solutions in lieu of purchasing our platform. If we are unable to successfully compete, our business, financial condition, results of operations, and prospects could be materially and adversely affected.

Competitive solutions or other technological breakthroughs for the monitoring, treatment, or prevention of chronic conditions or technological developments may adversely affect demand for our platform.

Our ability to achieve our strategic objectives will depend, among other things, on our ability to develop and commercialize programs for the monitoring, treatment, and prevention of chronic conditions that offer distinct features, are easy-to-use, provide measurable and meaningful cost savings to customers, and are more appealing than available alternatives. Our competitors, as well as a number of other companies, within and outside the healthcare industry, are pursuing new delivery devices, delivery technologies, sensing technologies, procedures, drugs, and other therapies and services for the monitoring, treatment, and prevention of chronic conditions. Any technological breakthroughs in monitoring, treatment, or prevention could reduce the potential market for our platform, which would significantly reduce our sales.

The introduction by competitors of solutions that claim to be superior to our platform may create market confusion, which may make it difficult for potential customers to differentiate the benefits of our platform over competitive products. In addition, the entry of multiple new products may lead some of our competitors to employ pricing strategies that could adversely affect the pricing of our platform. If a competitor develops a product that competes with or is perceived to be superior to our platform, or if a competitor employs strategies that place downward pressure on pricing within our industry, our sales may decline significantly or may not increase in line with our forecasts, either of which would materially and adversely affect our business, financial condition, results of operations, and prospects.

If the number of individuals covered by employers, health plans, health systems, or other existing or potential customers decreases, or the number of programs they cover decreases, our member and customer enrollment may decline, and our revenue will likely decrease, which could materially and adversely affect our business, financial condition, results of operations, and prospects.

Various factors may lead to a decrease in the number of individuals covered by our customers and the number of programs they cover, including, but not limited to, the following:

- natural attrition of individuals covered by our customers;

- failure of our customers to adopt or maintain effective business practices;

- changes in the nature or operations of our customers;

- continued acceptance of our platform for existing and new chronic conditions by covered individuals;

- the timing of development and release of new programs;

- features and functionality that are lower-cost alternatives introduced by us or our competitors;

- government regulations, including the scope of government-sponsored healthcare;

- technological changes and developments within the markets we serve;

- changes in economic conditions; and

- changes in the prevalence of different types of chronic conditions.

If the number of individuals covered by employers, health plans, health systems, or other existing or potential customers decreases, or the number of programs they cover decreases, for any reason, our member and customer enrollment may decline. Any of these events could cause our revenue to decrease, which could materially and adversely affect our business, financial condition, results of operations, and prospects.

Our revenue depends on member engagement in our platform and the clinical outcomes and cost savings of our offerings, and our failure to achieve and maintain meaningful member engagement, clinical outcomes, and/or cost savings could materially and adversely affect our business, financial condition, results of operations, and prospects.

Member engagement in our platform and the clinical outcomes and cost savings of our offerings affect the market acceptance and adoption of our platform. we are unable to demonstrate positive clinical outcomes for our members, including if claims analyses or other studies fail to support the efficacy of our platform, we may receive less revenue from outcomes-based pricing models or be obligated to repay certain fees under certain service-level agreements or performance guarantees, and existing and potential customers may decide not to cover our platform at desirable prices or at all. If we fail to achieve or maintain meaningful member engagement, clinical outcomes, and cost savings for our customers and channel partners, our business, financial condition, results of operations, and prospects could be materially and adversely affected.

If we are unable to attract new customers and increase member enrollment from new and existing customers, our revenue growth could be slower than we expect, and our business may be adversely affected.

We generate, and expect to continue to generate, revenue from member enrollment and engagement in our platform. As a result, widespread acceptance and use of virtual-first care for chronic conditions in general, and our platform in particular, is critical to our future growth and success. If the market fails to grow or grows more slowly than we currently anticipate, demand for our programs could be negatively affected.

Our ability to achieve significant growth in revenue in the future will depend, in large part, upon our ability to attract new customers. If we fail to attract new customers and fail to maintain and expand new relationships, our revenue may grow more slowly than we expect, may not grow at all, or may decline, and our business may be adversely affected. Once we enter into an agreement with a customer, our revenue may depend on the number of covered individuals we successfully enroll as members and their ongoing engagement in the programs. Demand for virtual-first care for chronic conditions in general, and our platform in particular, is affected by a number of factors, many of which are beyond our control. Some of these potential factors include:

- awareness of our programs and the adoption of technology in healthcare generally;

- availability of products and services that compete with ours;

- ease of adoption and use;

- features and program experience;

- performance;

- brand;

- data privacy and cybersecurity; and

- pricing.

Our future revenue growth also depends upon increasing member enrollment with existing customers. If we are not successful in increasing member enrollment or if our customers do not renew their agreements or renew their agreements with us at lower prices or on less favorable terms, our revenue may grow more slowly than expected, may not grow at all, or may decline.

Customer renewals may decline or fluctuate as a result of a number of factors, including the breadth of early deployment of our platform, meaningful reductions in our customers' spending levels, changes in their business models and use cases, the actual or perceived clinical outcomes or cost savings of our platform, satisfaction or dissatisfaction with our platform among our customers, our pricing or pricing structure, the pricing or capabilities of products or services offered by our competitors, or the effects of economic conditions. If our customers do not renew their agreements with us, or renew on terms less favorable to us, our revenue may decline.

The size of the addressable markets for our platform are estimates and may be smaller than we believe.
Our estimate of the total addressable market for our platform is based on a number of internal and third-party estimates. While we believe these factors have historically provided and may continue to provide us with effective tools in estimating the total market for chronic diseases and conditions, and our platform, these estimates may not be correct, and the conditions supporting our estimates may change at any time, thereby reducing the predictive accuracy of these underlying factors. As a result, our estimates of the total addressable market for our platform may prove to be incorrect. In addition, changes in underlying causes or risk factors for the conditions that our platform and programs address could impact our estimates of the total addressable market. If the actual number of members who would benefit from our platform and the total addressable market for our platform is smaller than we have estimated, our future growth could be adversely impacted.

If the shift by companies to adopt business models billed based on enrollments, engagement, and/or outcomes, and, in particular, the market for our platform, develops more slowly than we expect, our growth may slow or stall, and our business, financial condition, results of operations, and prospects could be materially and adversely affected.
Our success depends on companies shifting to business models billed based on enrollments, engagement, and/or outcomes and choosing to adopt healthcare products and services through such models. The adoption of these types of health management programs is still relatively new, and enterprises may choose not to shift their business models or, if they do, may decide that they do not need a healthcare solution that offers the range of services that we offer. Accordingly, it is difficult to predict adoption rates and demand for our platform, the future growth rate and size of our market, or the entry of competitive solutions. Factors that may affect market acceptance of our platform include:

- the number of companies shifting to these business models;

- the number of consumers and businesses adopting new, flexible ways to consume products and services;

- our success in informing covered individuals that our platform is available to them and the number of covered individuals that choose to enroll in our platform;

- the security capabilities, reliability, and availability of cloud-based services;

- concerns from customers or members with entrusting a third party to store and manage their data, especially health-related, confidential, or sensitive data;

- our ability to minimize the time and resources required to launch our platform;

- our ability to maintain member engagement and high levels of member satisfaction;

- our ability to provide measurable and meaningful cost savings to existing and potential customers;

- our ability to deliver upgrades and other changes to our platform without disruption to our customers or members;

- the level of customization or configuration we offer within our platform; and

- the price, cost-savings, performance, and availability of competing products and services.

The markets for products and services billed based on enrollments, engagement, and/or outcomes generally, and for solutions for chronic conditions in particular, may not develop further or may develop more slowly than we expect. If companies do not shift to these business models and these health management tools do not achieve widespread adoption, or if there is a reduction in demand for these types of products and services or health management tools due to technological challenges, weakening economic conditions, data privacy or cybersecurity concerns, decreases in corporate spending, a lack of acceptance among prospective members, or otherwise, our business, financial condition, results of operations, and prospects could be materially and adversely affected.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education

| Mahsa Rostami | CEO, President, and Director | **Revero Inc**
CEO & President
(September 2021 – Present)
CTO (July 2019 – September 2021)

Danaher Digital LLC
Machine Learning Engineer
(June 2019 – September 2020)

• Propose and deploy new modeling and algorithmic solutions leveraging statistical and machine learning techniques
• Studying and investigate how data can be used to solve new business challenges.
• Apply statistical analysis and modeling techniques on small and large datasets to solve specific business problems in diverse industrial domains
• Providing strategic leadership in selection of platform, tools, techniques and processes in the practice of Data Science discipline

KPMG US
Machine Learning Engineer
(April 2018 – June 2019)

• Analyzed and modeled structured data and implemented algorithms to support analysis using advanced statistical and mathematical methods
• Performed Statistical Natural Language Processing to mine unstructured data, using methods such as document clustering, topic analysis, named entity recognition, document classification, and sentiment analysis. | Texas A&M Univ.
Masters Certificate (2016)

Applied Statistics & Data Mining Texas A&M Univ.
Masters Degree (2016)

Industrial Engineering Univ. of Isfahan Bachelor of Business Administration (2013) |

| Dr. Shawn Baker, M.D. | CMO & Director | **Revero Inc**
CMO (September 2021 – Present)
CEO & President (July 2019 – September 2021)

Author "The Carnivore Diet" (January 2019)

Healthcare Speaker / Consultant (February 2018 – Present)

Lead Surgeon
Presbyterian Medical Group
(April 2011 – September 2015) | Texas Tech University Health Sciences Center – School of Medicine; Doctor of Medicine (M.D.) (2001) – with Honors

University of Texas at Austin Bachelor of Arts (1989); Biology |

Biographical Information

Ms. Mahsa Rostami

Ms. Rostami is the CEO of Revero Inc. She brings with her several years of technical expertise in the field of machine learning. Prior to her role with the Company, Ms. Rostami served as a machine learning engineer with both Danaher Digital LLC (a Danaher company) and KPMG US, prior to that she served as a data scientist with MoneyGram International. Ms. Rostami holds post-graduate degrees and certificates from Texas A&M University in Applied Statistics & Data Mining, together with Industrial Engineering; she also holds a bachelor's degree in business administration from the University of Isfahan.

Dr. Shawn Baker, M.D.

Dr. Baker is the CMO of Revero Inc and is the author of "The Carnivore Diet" (ISBN: 162860350X, Victory Belt Publishing Nov. 2019). Dr. Baker is a respected international speaker and consultant in the field of healthcare and formerly served as the Lead Surgeon at the Presbyterian Medical Group Rust Medical Center in Rio Rancho, New Mexico overseeing a 12 person orthopedic surgical group. Dr. Baker completed his residency in Orthopedic Surgery at the University of Texas Medical Branch in 2006. Dr. Baker dutifully served his country in various roles within the United States Airforce including as a Chief of Orthopedics at various U.S. Air Force bases. Dr. Baker received his M.D. from Texas Tech University in 2001, and a B.A in Biology from The University of Texas at Austin in 1989.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 16,000,000 shares of common stock of which 14,000,000 are issued and outstanding, par value $0.00001 per share (the "Common Stock").

Outstanding Capital Stock

As of the date of this Form C-AR, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	14,000,000
Par Value Per Share	$0.00001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Common Stock which may dilute the Security.

Outstanding Options, SAFEs, Convertible Notes, Warrants

As of the date of this Form C-AR, the Company has the following additional securities outstanding:

Type	A&R 2019 Stock Plan
Amount Outstanding / Amount Authorized	667,250 / 1,700,000
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional option grants which may dilute the Security.

Type	2022 SAFEs
Face Value	$1,000,000
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	Pre-Money Valuation Cap: $30,000,000; Discount: 20%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs which may dilute the Security.

Type	2022 SAFEs
Face Value	$1,012,961.21
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	Pre-Money Valuation Cap: $30,000,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs which may dilute the Security.

Type	2022 Crowd SAFEs
Face Value	$3,029,915.20
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	Post-Money Valuation Cap: $35,000,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs which may dilute the Security.

Type	2024 SAFEs
Face Value	$1,300,000
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	Post-Money Valuation Cap: $35,000,000*
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs which may dilute the Security.

*These SAFEs originally had a valuation cap of $50M, which was amended to $35M.

Type	2025 Crowd SAFEs
Face Value	$1,262,624.00
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	Post-Money Valuation Cap: $35,000,000*
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs which may dilute the Security.

*The Post-Money Valuation Cap for the 2025 Crowd SAFEs was originally $50,000,000. Pursuant to Amendment No. 1 to the Series 2025 Crowd Simple Agreement for Future Equity, dated March 9, 2026, executed by the Chief Executive Officer of the Company pursuant to the amendment mechanism set forth in Section 8(c) of the SAFE, the Post-Money Valuation Cap was reduced to $35,000,000, effective March 9, 2026. See "Material Changes and Other Information" section of this Form C-AR.

Type	2025 SAFEs
Face Value	$1,050,000
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	Post-Money Valuation Cap: $35,000,000*
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs which may dilute the Security.

*One SAFE, in the amount of $50,000, originally had a $50M valuation cap which was amended to $35M.

Amendment to Series 2025 Crowd SAFE

On March 9, 2026, subsequent to the Company's fiscal year ended December 31, 2025, the Company's Chief Executive Officer, Mahsa Rostami, acting in her capacity as Lead pursuant to Section 8(c) of the Series 2025 Crowd Simple Agreements for Future Equity issued pursuant to the Company's Regulation Crowdfunding offering conducted in September 2025 (the "Series 2025 Crowd SAFEs"), executed Amendment No. 1 to the Series 2025 Crowd SAFEs. Amendment No. 1 reduced the Post-Money Valuation Cap applicable to all outstanding Series 2025 Crowd SAFEs from $50,000,000 to $35,000,000, effective as of March 9, 2026.

The amendment was made in connection with the Company's anticipated equity financing, and reflects the valuation at which the Company expects to conduct such financing. The reduction in the Post-Money Valuation Cap means that, upon conversion, the per-share price applicable to Series 2025 Crowd SAFE holders will be calculated on the basis of the amended $35,000,000 cap rather than the original $50,000,000 cap. On March 11, 2026, the Company provided written notice of Amendment No. 1 to all Series 2025 Crowd SAFE holders through the Republic investor platform (OpenDeal Portal LLC), the intermediary through which the Series 2025 Crowd SAFEs were offered, and made a copy of Amendment No. 1 available to such holders through the same platform.

A copy of Amendment No. 1 is attached hereto as Exhibit B and incorporated herein by reference.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Mahsa Rostami	10,000,000 shares of Common Stock	71.429%
Dr. Shawn Baker, M.D.	4,000,000 shares of Common Stock	28.571%

PRIOR OFFERINGS

The Company has conducted the following prior securities offerings in the past three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
2022 SAFEs	$1,000,000	2	Product Development and General Working Capital	January – February 2022	Section 4(a)(2)
2022 SAFEs	$987,961.21	14	Product Development and General Working Capital	February – June 2022	Section 4(a)(2)
2022 Crowd SAFEs	$3,029,915.20	3,029,915.20	Product Development and General Working Capital	May 2022	Regulation CF

2024 SAFEs	$1,300,000	4	Product Development and General Working Capital	March 22, 2024 – July 10, 2024	Section 4(a)(2)
Stock Option Grants	N/A	942,000*	N/A	March 18, 2023 – March 31, 2025	Rule 701
2025 Crowd SAFEs	$1,262,624	1,262,624	Product Development and General Working Capital	September 2025	Regulation CF
2025 SAFEs	$1,050,000	2	Product Development and General Working Capital	October 2025	Section 4(a)(2)

*274,750 options were expired or forfeited in relation to an employee's termination

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as <u>Exhibit A</u>.

Outstanding Debt

As of December 31, 2025, the Company had the following outstanding debt:

Type of debt	Credit Cards
Name of creditor	Various Creditors
Amount outstanding	$31,552
Interest rate and payment schedule	Variable
Amortization schedule	Revolving
Describe any collateral or security	N/A
Maturity date	N/A
Other material terms	N/A

At the end of 2025, the total amount of outstanding debt of the Company was $31,552.

Cash and Cash Equivalents

As of December 31, 2025, the Company had an aggregate of $2,278,956.00 in cash, leaving the Company with approximately 15 months of runway. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

Liquidity and Capital Resources

The Company's capital resources consist mainly of proceeds raised from its previous securities offerings.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. Please see the financial statements attached hereto as Exhibit A.

Material Changes and Other Information

Amendment to Series 2025 Crowd SAFE

On March 9, 2026, subsequent to the Company's fiscal year ended December 31, 2025, the Company's Chief Executive Officer, Mahsa Rostami, acting in her capacity as Lead pursuant to Section 8(c) of the Series 2025 Crowd Simple Agreements for Future Equity issued pursuant to the Company's Regulation Crowdfunding offering conducted in September 2025 (the "Series 2025 Crowd SAFEs"), executed Amendment No. 1 to the Series 2025 Crowd SAFEs. Amendment No. 1 reduced the Post-Money Valuation Cap applicable to all outstanding Series 2025 Crowd SAFEs from $50,000,000 to $35,000,000, effective as of March 9, 2026.

The amendment was made in connection with the Company's anticipated equity financing, and reflects the valuation at which the Company expects to conduct such financing. The reduction in the Post-Money Valuation Cap means that, upon conversion, the per-share price applicable to Series 2025 Crowd SAFE holders will be calculated on the basis of the amended $35,000,000 cap rather than the original $50,000,000 cap. On March 11, 2026, the Company provided written notice of Amendment No. 1 to all Series 2025 Crowd SAFE holders through the Republic investor platform (OpenDeal Portal LLC), the intermediary through which the Series 2025 Crowd SAFEs were offered, and made a copy of Amendment No. 1 available to such holders through the same platform.

A copy of Amendment No. 1 is attached hereto as <u>Exhibit B</u> and incorporated herein by reference.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 20 percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons: None.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

The Company is not subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The Company also certifies that the attached financial statements are true and complete in all material respects.

Revero Inc

By:

/s/ Mahsa Rostami
(Signature)

Mahsa Rostami
(Name)

Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Mahsa Rostami
_____
(Signature)

Mahsa Rostami
_____
(Name)

Director
_____
(Title)

April 30, 2026
_____
(Date)

/s/ Shawn Baker
_____
(Signature)

Shawn Baker
_____
(Name)

Director
_____
(Title)

April 30, 2026
_____
(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   Amendment to Series 2025 SAFE

EXHIBIT A

Financial Statements

Revero Inc Consolidated

Financial Statements

12/31/2025

Revero Inc Consolidated
Profit and Loss
12/31/2025

	Jan-25	Feb-25	Mar-25	Apr-25	May-25	Jun-25	Jul-25	Aug-25	Sep-25	Oct-25	Nov-25	Dec-25	2025
Revenue	55,291	65,044	100,766	97,333	96,323	92,789	88,999	89,384	90,500	88,715	89,556	85,568	1,040,267
Cost of Revenue	25,703	35,023	78,626	70,410	86,720	85,896	81,195	67,441	72,271	80,718	67,020	71,398	822,423
Gross Profit	**29,588**	**30,021**	**22,139**	**26,923**	**9,602**	**6,893**	**7,804**	**21,942**	**18,229**	**7,997**	**22,536**	**14,169**	**217,844**
Gross Profit %	*54%*	*46%*	*22%*	*28%*	*10%*	*7%*	*9%*	*25%*	*20%*	*9%*	*25%*	*17%*	*21%*
Personnel Cost	120,076	120,322	111,180	104,897	98,140	99,203	98,278	98,961	98,489	100,143	99,919	106,106	1,255,716
Travel & Entertainment	597	1,543	3,236	701	224	344	960	553	404	915	488	325	10,291
Consulting	73,631	90,191	58,822	100,817	60,632	50,710	40,199	41,545	55,408	40,588	37,288	38,790	688,621
General & Administrative	7,947	11,682	7,741	12,875	22,895	19,087	8,928	18,864	3,142	13,347	11,733	4,214	142,455
Marketing	247	266	152	152	236	603	9,527	15,605	14,820	14,666	14,690	14,997	85,961
Subscriptions, SW, and Equip.	7,020	7,687	7,236	7,514	20,133	9,192	14,508	8,815	8,773	11,385	8,097	9,361	119,723
Office, Facilities and Other	1,747	2,102	3,599	2,736	2,313	1,672	1,794	882	707	1,006	1,607	707	20,870
Occupancy & Other	2,805	2,844	2,791	4,797	2,760	2,747	2,759	2,716	2,696	2,564	2,642	2,705	34,825
Total OPEX	**214,070**	**236,637**	**194,757**	**234,491**	**207,333**	**183,559**	**176,953**	**187,941**	**184,438**	**184,615**	**176,463**	**177,205**	**2,358,461**
Net Operating Income/(Loss)	**(184,482)**	**(206,616)**	**(172,617)**	**(207,568)**	**(197,731)**	**(176,666)**	**(169,149)**	**(165,998)**	**(166,209)**	**(176,618)**	**(153,927)**	**(163,036)**	**(2,140,617)**
													0
Other Income/Expense	3,713	2,233	2,642	(1,148)	1,293	2,285	1,964	1,177	971	386	195	491	16,202
Net Income/(Loss)	**(180,768)**	**(204,383)**	**(169,976)**	**(208,716)**	**(196,438)**	**(174,381)**	**(167,185)**	**(164,821)**	**(165,238)**	**(176,232)**	**(153,732)**	**(162,545)**	**(2,124,414)**

Revero Inc Consolidated
Balance Sheet
as of 12/31/2025

	Jan-25	Feb-25	Mar-25	Apr-25	May-25	Jun-25	Jul-25	Aug-25	Sep-25	Oct-25	Nov-25	Dec-25
Assets												
Current Assets												
Cash	2,425,319	2,234,351	2,090,980	1,951,737	1,727,887	1,548,492	1,375,370	1,197,687	1,000,361	1,877,496	1,726,935	2,278,956
Other Receviables	0	0	0	0	0	52	303	0	858	0	179	0
Prepaid Expenses	107,661	104,465	92,001	63,401	46,609	43,366	53,959	107,638	90,676	78,809	66,565	49,947
Other Current Assets	0	0	0	0	0	0	0	0	0	0	0	0
Total Current Assets	**2,532,981**	**2,338,815**	**2,182,981**	**2,015,138**	**1,774,496**	**1,591,910**	**1,429,631**	**1,305,325**	**1,091,894**	**1,956,305**	**1,793,680**	**2,328,902**
Fixed Assets												
Fixed Assets	98,647	98,647	98,647	98,647	98,647	98,647	98,647	98,647	98,647	98,647	98,647	98,647
Accumulated Depreciation	(88,605)	(90,098)	(91,591)	(93,072)	(93,621)	(94,155)	(94,659)	(95,118)	(95,557)	(95,996)	(96,435)	(96,553)
Total Fixed Assets	**10,042**	**8,549**	**7,056**	**5,575**	**5,026**	**4,492**	**3,988**	**3,530**	**3,091**	**2,652**	**2,213**	**2,095**
Total Assets	**2,543,023**	**2,347,365**	**2,190,037**	**2,020,713**	**1,779,522**	**1,596,402**	**1,433,620**	**1,308,855**	**1,094,985**	**1,958,957**	**1,795,892**	**2,330,997**
Liabilities & Equity												
Liabilities												
Current Liabilities												
Accounts Payable	20,085	15,539	9,129	13,842	29,460	20,389	11,941	11,958	16,740	14,601	22,252	6,657
Credit Cards	20,803	22,036	24,283	19,915	18,984	32,423	32,324	64,947	25,306	24,550	20,056	31,552
Accrued Expenses	15,000	16,500	18,000	35,100	0	1,876	0	0	0	6,050	0	7,500
Deferred Revenue	88,494	99,031	114,342	136,290	111,949	96,966	111,791	119,208	105,434	92,485	86,045	90,694
Total Current Liabilities	**144,382**	**153,106**	**165,754**	**205,146**	**160,393**	**151,654**	**156,056**	**196,113**	**147,480**	**137,686**	**128,353**	**136,403**
Long-Term Liabilities												
SAFE Notes	6,317,876	6,317,876	6,317,876	6,317,876	6,317,876	6,317,876	6,317,876	6,317,876	6,317,876	7,367,876	7,367,876	8,057,476
Total Long-Term Liabilities	**6,317,876**	**6,317,876**	**6,317,876**	**6,317,876**	**6,317,876**	**6,317,876**	**6,317,876**	**6,317,876**	**6,317,876**	**7,367,876**	**7,367,876**	**8,057,476**
Total Liabilities	**6,462,258**	**6,470,983**	**6,483,630**	**6,523,023**	**6,478,269**	**6,469,530**	**6,473,933**	**6,513,989**	**6,465,356**	**7,505,562**	**7,496,230**	**8,193,879**
Equity												
Common Stock	140	140	140	140	140	140	140	140	140	140	140	140
Retained Earnings	(3,738,608)	(3,738,608)	(3,738,608)	(3,738,608)	(3,738,608)	(3,738,608)	(3,738,608)	(3,738,608)	(3,738,608)	(3,738,608)	(3,738,608)	(3,738,608)
Net Income	(180,767)	(385,150)	(555,126)	(763,842)	(960,279)	(1,134,660)	(1,301,845)	(1,466,667)	(1,631,904)	(1,808,137)	(1,961,870)	(2,124,414)
Total Equity	**(3,919,235)**	**(4,123,618)**	**(4,293,593)**	**(4,502,309)**	**(4,698,747)**	**(4,873,128)**	**(5,040,313)**	**(5,205,134)**	**(5,370,372)**	**(5,546,605)**	**(5,700,337)**	**(5,862,882)**
Total Liabilities & Equity	**2,543,023**	**2,347,365**	**2,190,037**	**2,020,713**	**1,779,522**	**1,596,402**	**1,433,619**	**1,308,855**	**1,094,985**	**1,958,957**	**1,795,892**	**2,330,997**

Revero Inc Consolidated
Statement of Cash Flows
12/31/2025

	Jan-25	Feb-25	Mar-25	Apr-25	May-25	Jun-25	Jul-25	Aug-25	Sep-25	Oct-25	Nov-25	Dec-25	Total 2025
OPERATING ACTIVITIES													
Net Income	(180,768)	(204,383)	(169,976)	(208,716)	(196,438)	(174,381)	(167,185)	(164,821)	(165,238)	(176,120)	(153,732)	(162,545)	(2,124,302)
Adjustments to reconcile Net Income to Net Cash provided by operations:													0
Other Receivables	0	0	0	0	0	(52)	(251)	303	(858)	858	(179)	179	1
Prepaid Expenses	(46,040)	3,196	12,464	28,600	16,792	3,243	(10,592)	(53,680)	16,963	11,753	12,245	16,618	11,562
Accumulated Depreciation	1,493	1,493	1,493	1,481	549	534	504	459	439	439	439	118	9,441
Other Current Assets	0	0	0	0	0	0	0	0	0	0	0	0	0
Accounts Payable	12,669	(4,546)	(6,410)	4,712	15,619	(9,071)	(8,448)	17	4,782	(2,139)	7,651	(15,595)	(760)
Credit Cards	3,065	1,233	2,247	(4,368)	(931)	13,440	(100)	32,624	(39,642)	(756)	(4,493)	11,496	13,814
Accrued Expenses	1,500	1,500	1,500	17,100	(35,100)	1,876	(1,876)	0	0	6,050	(6,050)	7,500	(6,000)
Deferred Revenue	8,824	10,537	15,311	21,948	(24,341)	(14,983)	14,826	7,416	(13,773)	(12,949)	(6,440)	4,649	11,025
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(18,489)	13,414	26,605	69,473	(27,412)	(5,014)	(5,937)	(12,862)	(32,089)	3,256	3,172	24,966	39,082
Net cash provided by operating activities	(199,257)	(190,969)	(143,370)	(139,243)	(223,850)	(179,395)	(173,122)	(177,683)	(197,326)	(172,865)	(150,560)	(137,579)	(2,085,220)
INVESTING ACTIVITIES													
FINANCING ACTIVITIES													
Fixed Assets	0	0	0	0	0	0	0	0	0	0	0	0	0
Net cash provided by investing activities	0	0	0	0	0	0	0	0	0	0	0	0	0
FINANCING ACTIVITIES													
SAFE Notes	0	0	0	0	0	0	0	0	0	1,050,000	0	689,600	1,739,600
Common Stock	0	0	0	0	0	0	0	0	0	0	0	0	0
Net cash provided by financing activities	0	0	0	0	0	0	0	0	0	1,050,000	0	689,600	1,739,600
Net cash increase for period	(199,257)	(190,969)	(143,370)	(139,243)	(223,850)	(179,395)	(173,122)	(177,683)	(197,326)	877,135	(150,560)	552,020	(345,621)
Beginning Cash	2,624,577	2,425,319	2,234,351	2,090,980	1,951,737	1,727,887	1,548,492	1,375,370	1,197,687	1,000,361	1,877,496	1,726,935	2,624,577
Ending Cash	2,425,319	2,234,351	2,090,980	1,951,737	1,727,887	1,548,492	1,375,370	1,197,687	1,000,361	1,877,496	1,726,935	2,278,956	2,278,956

EXHIBIT B

Amendment to Series 2025 SAFE

REVERO INC
AMENDMENT NO. 1 TO SERIES 2025
SIMPLE AGREEMENT FOR FUTURE EQUITY

This **Amendment No. 1 to Simple Agreement for Future Equity** (this "*Amendment*") is made and entered into as of Mar 9, 2026, by and between **Revero Inc**, a Delaware corporation (the "*Company*") and each Investor holding a Series 2025 Simple Agreement for Future Equity (the "*SAFE*") issued by the Company in connection with an offering under Section 4(a)(6) of the Securities Act of 1933, as amended, and Regulation Crowdfunding promulgated thereunder made on Form C filed with the Securities and Exchange Commission (the "*Holder*"). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the SAFE.

WHEREAS, Section 8(c) of the SAFE provides: "Any provision of this SAFE may be amended, waived or modified only upon the direction of the Chief Executive Officer of the Issuer (the "Lead")"; and

WHEREAS, Mahsa Rostami, in her capacity as Chief Executive Officer of the Company, is the "Lead" for purposes of Section 8(c) of the SAFE, has acted in accordance with the principles of good faith and fair dealing in the performance of her role as Lead, and has directed that the SAFE be amended in order to reduce the post-money valuation cap from $50,000,000 (as set forth and defined on the first page of the SAFE) to $35,000,000 as set forth herein and that the Company provide prompt written notice of the effectiveness of this Amendment to each Holder.

NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants and agreements set forth in this Amendment, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the SAFE be, and hereby is, amended as follows:

1. **Amendment of Post-Money Valuation Cap.** The Post Money Valuation Cap set forth on the first page of the SAFE is hereby amended and restated, as directed by the Lead, to read in its entirety as follows:

"$35,000,000."

2. **Entire Agreement; Amendment.** This Amendment, together with the SAFE, constitute the entire agreement between the parties with respect to the subject matter hereof and supersedes and merges all prior agreements or understandings, whether written or oral, with respect to the subject matter hereof. This Amendment may not be amended, modified or revoked, in whole or in part, except in accordance with Section 8(c) of the SAFE.

3. **Governing Law; Venue**. This Amendment shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction. Any dispute, controversy or claim arising out of, relating to or in connection with the SAFE or this Amendment, including the breach or validity thereof, shall be determined in accordance with Section 8(i) of the SAFE.

IN WITNESS WHEREOF, this Amendment No. 1 to Simple Agreement for Future Equity is entered into as of the date first above written.

REVERO INC

By: Mahsa Rostami
Name: Mahsa Rostami
Title: Chief Executive Officer